Exhibit 99.1

Tencent Music Entertainment Group to Report Second Quarter 2026 Financial Results on August 11, 2026

SHENZHEN, China, July 14, 2026 /PRNewswire/ -- Tencent Music Entertainment Group ("TME", or the "Company") (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced that it will report its unaudited financial results for the second quarter of 2026 before the U.S. market opens on Tuesday, August 11, 2026.

TME's management will host a Tencent Meeting Webinar on Tuesday, August 11, 2026, at 7:00 A.M. Eastern Time or 7:00 P.M. Beijing/Hong Kong Time on Tuesday, August 11, 2026, to review and discuss the Company’s business and financial performance.

For participants who wish to join the Tencent Meeting Webinar, please complete online registration in advance using the links provided below. Upon registration, each participant will receive an email with webinar access information, including meeting ID, meeting link, dial-in numbers, and a unique attendee ID to join the webinar.

Participant Online Registration
Chinese Mainland[1]:	https://meeting.tencent.com/dw/taPIQDShxiVQ
International:	https://voovmeeting.com/dw/taPIQDShxiVQ

A live and archived webcast of the webinar will also be available at the Company's investor relations website at https://ir.tencentmusic.com/.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME's mission is to create endless possibilities with music and technology. TME's platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com
+86 (755) 8601-3388 ext. 885034

SOURCE Tencent Music Entertainment Group

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1 Chinese Mainland, for the purpose of this announcement only, excluding the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People’s Republic of China and Taiwan